FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  23 June 2006

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                      INTERNATIONAL POWER (JERSEY) LIMITED
      US$252,500,000 3.75 PER CENT. GUARANTEED CONVERTIBLE BONDS DUE 2023 convertible into 3.75 per cent. redeemable preference shares of International Power (Jersey) Limited which are immediately exchanged for ordinary shares of and unconditionally guaranteed by
                            INTERNATIONAL POWER PLC

                   NOTICE OF ADJUSTMENT TO THE EXCHANGE PRICE

Adjustment Event

On 17 May 2006 International Power plc announced that on 23 June 2006 it would pay a cash Dividend of 4.5 pence per ordinary Share to Shareholders on the register of members on the record date of 26 May 2006.

Adjustment of Exchange Price

Each US$1,000 principal amount of a Bond is convertible into one Preference Share with a paid-up value of US$1,000. The Preference Shares will be delivered to International Power plc following the issue of such Preference Shares to the Bondholder, in consideration for which International Power plc will deliver such number of Shares as results from dividing the paid up value of each Preference Share (translated into pounds sterling at the fixed exchange rate of US$1.5893 =
GBP1) by the Exchange Price in effect on the Conversion Date (rounded down to the nearest whole number of Shares).

Clause 7 of the Preference Share Guarantee and Undertaking requires an adjustment to be made to the Exchange Price in accordance with the terms of the schedule thereto on the occurrence of certain corporate events. As a result of the announcement by International Power plc that it will pay a cash Dividend to the Shareholders, an adjustment to the Exchange Price is required pursuant to paragraph B(iii) of the schedule.

The current Exchange Price is 176 pence.

From and including 23 June 2006, being the date of payment of the cash Dividend, the Exchange Price will be adjusted to 173 pence. All other Terms and Conditions of the Bonds remain unchanged.

Conversion Agent
Deutsche Bank AG London

Effective Date of Exchange Price Adjustment
The adjustment to the Exchange Price will become effective on 23 June 2006. Defined Terms

All words and terms that are capitalised herein shall have the same meaning as set out in the Terms and Conditions of the Bonds.




                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary